November 1, 2024

Jeremy Allaire
Chairman and Chief Executive Officer
Circle Internet Group, Inc.
99 High Street, Suite 1701
Boston, MA 02110

       Re: Circle Internet Group, Inc.
           Amendment No. 2 to
           Draft Registration Statement on Form S-1
           Submitted August 6, 2024
           CIK No. 0001876042
Dear Jeremy Allaire:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 2, 2024 letter.

Amendment No. 2 to Draft Registration Statement on Form S-1
General

1. We note your responses to comments 3 through 7. We continue to consider your responses and may have further comments.
2. We note your response to comment 58 of our letter dated February 27, 2024. As we continue to evaluate your response, please supplementally provide us with your
       Intellectual Property License Agreement with Coinbase.
3. We note your press release posted on your website announcing your plans to partner
 November 1, 2024
Page 2

       with Coincheck, Inc. to expand USDC access in the Japanese market. Please revise to disclose the status of this partnership and the material terms thereof, to the extent the information is material to understanding your current and future business. Also please tell us what consideration you have given to filing any documents memorializing the same as an exhibit to the registration statement. Refer to Item 601(b)(10) of
       Regulation S-K.
4. Your website blog post titled "Why Developers Can Trust USDC" states that there are many DeFi lending protocols across several blockchains where end-users can earn yield on USDC deposits, including Aave, Compound, Mango Markets, Apricot Finance, Solend, Maple Finance, and Goldfinch Finance. Please tell us whether you
       have entered into any agreements or arrangements with any DeFi lending protocols in connection therewith. If so, and to the extent material, please revise in an appropriate section of the prospectus to describe the material terms thereof and file the same as exhibits to your registration statement if required by Item 601(b)(10) of Regulation
        S-K.
Prospectus summary
The issuers of Circle stablecoins, page 8

5. We note your revised disclosure under this heading that USDC is issued by two of your wholly owned subsidiaries: (i) Circle Internet Financial, LLC, in jurisdictions other than the European Economic Area, and (ii) Circle Internet Financial Europe
       SAS in the European Economic Area. Please tell us how the issuance of USDC by two of your subsidiaries works mechanically and whether there are any risks or other issues you consider as a result of having two issuers of USDC. Circle's stablecoin network in the new internet financial system, page 11

6. We note your response to prior comment 11 that in evaluating additional fee-based products, you intend to consider those factors typically considered by businesses seeking to launch new products, such as complexity and development costs, market opportunity, anticipated revenues, and the competitive landscape. Please further revise your prospectus to disclose the same.
Risk factors, page 26

7. We note that on June 6, 2023, the Commission filed an enforcement action against
       Coinbase, Inc. and Coinbase Global, Inc. To the extent material, please include risk factor disclosure describing the current and potential impacts therefrom on your business. In this regard, please address, without limitation, whether any unfavorable outcomes in this action could negatively impact Coinbase Global, Inc.'s ability to perform its obligations under the Collaboration Agreement and any material impacts and risks to your shareholders related thereto.
There is regulatory uncertainty regarding the classification of Circle stablecoins, page 30

8. Please revise your disclosure to address the fact that others, including your business partners, may create and market investment products related to or involving USDC or
       EURC that could involve the offer and sale of a security.
 November 1, 2024
Page 3

Our customers' funds and digital assets may fail to be adequately safeguarded by us..., page
37

9. We note your response to prior comment 16. Please supplementally provide us with information regarding your insurance coverage limits so that we can better understand your analysis and conclusion. We continue to evaluate your response to prior comment 16 and may have further comments.
We are and may continue to be subject to litigation..., page 48

10. We note your disclosure that you are currently in a dispute with Financial Technology
       Partners and that, if the dispute is ultimately resolved in a manner adverse to your position, or if you ultimately settle this dispute by mutual agreement, you may be required to make substantial payments to Financial Technology Partners. Please revise to include the name of the court in which the proceeding is pending and, to the extent applicable, more specific, quantitative, disclosure regarding the relief sought. Please refer to Item 103 of Regulation S-K.
Management's discussion and analysis of financial condition and results of operations
Key factors affecting operating results
Distribution costs, page 88

11.    We note your response to prior comment 20 and that you believe average
USDC
       holdings on your and Coinbase's platforms would not be material to potential investors and could cause confusion for potential investors because the percentage holdings on these platforms is only one determinant of distribution costs and reserve income significantly impacts distribution costs. Please address the following:
           We note that USDC in circulation which directly impacts respective
USDC
           holdings declined 45% during 2023 however USDC held on Coinbase's platform increased from 5% at December 31, 2022 to 12% at December 31, 2023. Since
           distribution payments are determined daily, tell us how a straight average captures the impact of non-linear changes in USDC in circulation from which reserve income is generated and allocated based on USDC holdings on the respective platforms.
           We note that you disclose daily average USDC in circulation and resulting reserve return rate in an apparent effort to provide more meaningful information on reserve income and the change in reserve income rather than a straight average of beginning and ending USDC in circulation that can be calculated from your rollforward on page 82. Elaborate on why providing the daily average USDC on your and Coinbase's platforms, in addition to information on period end amounts on these platforms, is potentially confusing to investors considering that providing information about activity over time as opposed to at a point in time is generally well understood.
           Tell us whether Coinbase provides you daily information about USDC held on its platform. If so, tell us why you had to estimate the percentage of USDC held on its platform and held outside your and its platforms as indicated in your response to the second bullet of prior comment 20. Also, if so, tell us why the fact that this information is not publicly available impacts your determination to not disclose
 November 1, 2024
Page 4

          potentially meaningful information to investors.
Composition of USDC reserves, page 103

12. Refer to your response to prior comment 29. Please disclose in an appropriate section, consistent with your response, the material terms of your memorandum of understanding with BlackRock entered in April 2022 (the "MOU"), including, without
      limitation, Blackrock's:
          Appointment as manager of USDC reserves and to manage USDC cash reserves, other than up to 20% of USDC cash reserves that you may keep in bank deposits;
          Right of first refusal to be the preferred asset manager for similar arrangements for cash reserves of other stablecoins that you may issue; and Right to notice of certain material capital and strategic transactions you may
          undertake.

      Additionally, please file the MOU as an exhibit to the registration statement pursuant to Item 601(b)(10) of Regulation S-K.
Warrants, page 106

13. We note your response to prior comment 31. To help us further evaluate your response, please supplementally provide us with information regarding the identities of the commercial counterparty and the digital asset exchange that were granted warrants, including copies of the related warrant agreements entered into April 2023 and August 2023, respectively. We may have further comments.
Business
Reserve management standard, page 129

14. You disclose that your reserve management standard limits the types of assets that may be included in your stablecoin reserves to "(i) U.S. Treasury securities..., (ii) cash deposits at global banks, (iii) tri-party reverse repurchase agreements fully collateralized by U.S. Treasury securities on an overnight basis..., (iv) government money market funds, and (v) other financial instruments including digital tokenized products where the underlying asset composition of such financial instruments is limited solely to eligible assets under our reserve management standard" (emphasis added). Please revise your reference to "eligible assets under our reserve management standard" in romanette (v) to clarify, if accurate, that you are referring to the eligible assets identified in romanettes (i) - (iv).
15. We note your revised disclosure in response to prior comment 36. Please further revise to disclose any guidelines or parameters utilized by your reserve management committee to approve any changes to your reserve management strategy, limits, and any exceptions or changes to your reserve management standard. Please also revise to provide examples of any such changes in the past.
Collaboration with Coinbase, page 134

16. We note your response to prior comment 39 that you did not quantify the issuer retention amount in your revised disclosure, as you consider such information to be
 November 1, 2024
Page 5

       commercially sensitive information. However, this information appears to be a material term of the Collaboration Agreement. Please further revise to disclose a range of values from which the issuer retention amount is determined pursuant to the terms of the Collaboration Agreement.
Note to Consolidated Financial Statements
Note 2: Summary of significant accounting policies
Assets segregated for the benefit of stablecoin holders, page F-11

17. We note your response to prior comment 41 related to your conclusion that you do not exert significant influence over the Fund. Please further address the following:
           Explain to us the basis for structuring the money market fund where you are the only investor.
           Your response indicated that you have    no substantive voting
rights.    Describe to
          us the decisions over which you have voting rights and why you do not believe those voting rights are substantive.
           Explain to us how you are able to overcome the presumption that you have the ability to exercise significant influence over the fund by virtue of your 100%
          ownership. Include in your response an analysis of the factors contained in ASC
          323-10-15-6, a description of the operating and financial policies involved in operating the fund (e.g., selecting investments, setting fees, et. al.), and how it is not possible for you to influence those policies by virtue of your 100% ownership and ability to redeem your shares.
           We note the Statement of Additional Information for the Fund states:
   The Fund
          has adopted restrictions and policies relating to the investment of
the Fund   s
          assets and its activities. Certain of the restrictions are fundamental policies of the
          Fund and may not be changed without the approval of the holders of a majority of
          the Fund   s outstanding voting securities (which for this purpose
and under the
          Investment Company Act means the lesser of (i) 67% of the shares represented at a meeting at which more than 50% of the outstanding shares are represented or
          (ii) more than 50% of the outstanding shares).    Tell us how you
evaluated this
          approval right under ASC 323-10-15-6.
           Tell us whether your approval is necessary for the admission of other investors into the Fund.
18. We acknowledge your response to prior comment 42 where you indicate that all distribution costs under your Collaboration Agreement with Coinbase for the periods presented were paid in corporate-held USDC and that these payments were reflected as operating activities and a corresponding financing activity in your statements of cash flows. We note from your April 12, 2024 response to comment 71 of our
       February 27, 2024 letter that you considered the settlement of a loan payable with corporate-held USDC to be a noncash financing activity. As corporate-held USDC is not cash, please tell us why you do not reflect the use of it to pay accounts payables to
       Coinbase under your Collaboration Agreement (and any other operating expenses) as noncash activities in your cash flow statements. In your response, compare and contrast your accounting for the settlement of a loan payable with corporate-held
       USDC as a noncash transaction with that of your settlement of operating expense-
 November 1, 2024
Page 6

       related accounts payables. Reference for us the authoritative literature you rely upon to support your accounting in your cash flow statements.
        Please contact Michelle Miller at 202-551-3368 or Mark Brunhofer at 202-551-3638
if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at 202-551-3552 or Sandra Hunter Berkheimer at 202-551-
3758 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Crypto
Assets
cc:   Richard D. Truesdell, Jr.